UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____February 25, 2010_____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On February 25, 2010, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter and year ended December 31, 2009. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on February 26, 2010, to discuss the 2009 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

> (a)   Not applicable.
>
> (b)   Not applicable.
>
> (c)   Exhibits. The following exhibit is being filed herewith:
>
> > 99.1   News Release dated February 25, 2010, reporting Integrys Energy Group, Inc. financial results for the quarter and year ended December 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President and Chief Financial Officer

Date: February 25, 2010

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated February 25, 2010

Exhibit
Number

99.1   News Release dated February 25, 2010, reporting Integrys Energy Group, Inc. financial results for the quarter and year ended December 31, 2009



Exhibit 99.1

integrys™

Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
February 25, 2010

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group, Inc. Reports 2009 Fourth Quarter Financial Results

Chicago – February 25, 2010 – Integrys Energy Group, Inc. (NYSE: TEG) recognized net income attributed to common shareholders on a GAAP (generally accepted accounting principles) basis of $23.5 million ($0.31 diluted earnings per share) for the quarter ended December 31, 2009, compared with net income attributed to common shareholders on a GAAP basis of $25.6 million ($0.33 diluted earnings per share) for the quarter ended December 31, 2008.

Fourth quarter 2009 net income attributed to common shareholders of $23.5 million included $16.1 million of certain after-tax items, consisting of $16.8 million of net after-tax losses, primarily driven by timing differences caused by the accounting treatment for derivative and non-derivative contracts related to the sale of the wholesale natural gas marketing business in conjunction with Integrys Energy Services Inc.'s strategy change, and $13.8 million of after-tax restructuring expense related to both the Integrys Energy Services strategy change and reductions in the workforce implemented at Integrys Energy Group, partially offset by $14.5 million of net after-tax non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services. Fourth quarter 2008 net income attributed to common shareholders of $25.6 million included $41.9 million of net after-tax non-cash losses related to derivative and inventory accounting activities at Integrys Energy Services. Exclusive of these certain after-tax items recognized in the fourth quarters of 2009 and 2008, Integrys Energy Group's earnings would have decreased $27.9 million quarter-over-quarter, from net income attributed to common shareholders of $67.5 million ($0.88 diluted earnings per share) for the quarter ended December 31, 2008, to net income attributed to common shareholders of $39.6 million ($0.51 diluted earnings per share) for the quarter ended December 31, 2009.

"We view 2009 as a successful year in a number of ways," said Charles A. Schrock, President and Chief Executive Officer of Integrys Energy Group. "First, our 2009 full-year financial results exceeded our expectations. Second, we completed five rate cases, an important achievement that, when combined with our focus on operational excellence and continued cost control measures, will help our regulated utilities move closer toward their authorized returns on equity in the future. Finally, we achieved our key strategic objectives for Integrys Energy Services, and our restructured nonregulated energy services business is positioned for controlled growth with a recurring customer-based business, reduced size, and lower risk profile. We are confident that Integrys Energy Group is well-positioned for the future."

Highlights:

- Quarter-over-quarter, net income attributed to common shareholders at the natural gas utility segment decreased 30.6%, driven by restructuring expenses related to reductions in the workforce, an increase in operating and maintenance expense, and a quarter-over-quarter decrease in natural gas sales volumes (tempered by the impacts of decoupling mechanisms).

- Quarter-over-quarter, net income attributed to common shareholders at the electric utility segment decreased 95.7%, driven by restructuring expenses related to reductions in the workforce, and an increase in operating and maintenance expense.

- Quarter-over-quarter, the net loss attributed to common shareholders at Integrys Energy Services decreased 87.0%, driven by non-cash accounting gains largely due to the partial recovery of non-cash accounting losses related to derivative fair value adjustments recorded in prior periods and a decrease in operating and maintenance expense, partially offset by a loss on the fourth quarter 2009 sale of Integrys Energy Services' wholesale natural gas marketing business, a decrease in tax credits recognized, a decrease in realized wholesale natural gas margins (as the sale of this business occurred during the fourth quarter), and restructuring expenses recorded in the fourth quarter of 2009.

Details regarding Integrys Energy Group's financial results for the quarters ended December 31 are as follows:

Integrys Energy Group's GAAP Results

(Millions, except per share amounts)	2009	2008	Change
Net income attributed to common shareholders	**$23.5**	$25.6	(8.2%)
Basic earnings per share	**$0.31**	$0.33	(6.1%)
Diluted earnings per share	**$0.31**	$0.33	(6.1%)
Average shares of common stock			
Basic	**76.8**	76.7	0.1%
Diluted	**77.0**	77.0	-%

Significant factors impacting the change in earnings and earnings per share were as follows:

- During the fourth quarter of 2009, the regulated natural gas utility segment recognized net income attributed to common shareholders of $25.0 million, compared with net income attributed to common shareholders of $36.0 million during the same quarter in 2008. The $11.0 million decrease was driven by:

  - After-tax restructuring expenses of $4.1 million recorded at the regulated natural gas utility segment, related to reductions in the workforce.

  - A net $3.5 million after-tax decrease in earnings as a result of:

    - A $6.2 million after-tax increase in employee benefit costs and salaries,
    - A $1.8 million after-tax charge related to an expected settlement at The Peoples Gas Light

and Coke Company (Peoples Gas) and North Shore Gas Company, and
- A partially offsetting $4.5 million after-tax decrease in bad debt expense, driven in part by the impact lower energy prices had on overall accounts receivable balances. Bad debt expense also decreased as a result of Michigan Gas Utilities Corporation's rate order, which established a new bad debt tracking mechanism that changed the way bad debt expense is recovered in rates.

- An 8.9% decrease in natural gas throughput volumes attributed to the negative impact of the general economic slowdown and warmer quarter-over-quarter weather, which resulted in a $3.1 million after-tax decrease in the natural gas utility segment margin. This decrease in margin was tempered by the impact of decoupling mechanisms that were first effective for Peoples Gas and North Shore Gas on March 1, 2008, and for Wisconsin Public Service Corporation on January 1, 2009. Under decoupling, these utilities are allowed to defer the difference between the actual and rate case authorized delivery charge components of margin from certain customers and adjust future rates in accordance with rules applicable to each jurisdiction.

- During the fourth quarter of 2009, the regulated electric utility segment recognized net income attributed to common shareholders of $0.6 million, compared with net income attributed to common shareholders of $14.0 million during the same quarter in 2008. The $13.4 million decrease was driven by:

  - After-tax restructuring expenses of $5.2 million recorded at the regulated electric utility segment, related to reductions in the workforce.

  - A $4.5 million after-tax increase in operating and maintenance expenses, driven by a quarter-over-quarter increase in employee benefit costs.

  - A $1.8 million after-tax decrease in margin as a result of fuel and purchased power costs at Wisconsin Public Service that were $0.4 million ($0.2 million after-tax) lower than what was recovered in rates during the quarter ended December 31, 2009, compared with fuel and purchased power costs that were $3.3 million ($2.0 million after-tax) lower than what was recovered in rates during the same quarter in 2008.

  - A quarter-over-quarter increase in the effective income tax rate, which had a $2.2 million negative after-tax impact on earnings. Income tax expense for the regulated electric utility segment for interim periods is affected by changes in the forecasted annual effective tax rate.

  - A partially offsetting $3.1 million after-tax increase in margin related to an increase in contracted sales volumes with a large existing wholesale customer and an increase in demand charges to wholesale customers to recover costs related to the Weston 4 generation plant.

- The electric transmission investment segment is comprised of Integrys Energy Group's equity method investment in American Transmission Company LLC. After-tax earnings from Integrys Energy Group's investment in American Transmission Company increased $2.0 million, from $10.1 million in the fourth quarter of 2008, to $12.1 million in the fourth quarter of 2009.

- The net loss attributed to common shareholders at Integrys Energy Services decreased $24.0 million, to a net loss of $3.6 million for the quarter ended December 31, 2009, from a net loss of $27.6 million for the quarter ended December 31, 2008, driven by:

  - A $56.4 million after-tax increase in Integrys Energy Services' margin quarter-over-quarter related to non-cash activity, largely due to the partial recovery of non-cash accounting losses related to derivative fair value adjustments recorded in prior periods. Further details regarding changes in non-cash activity can be found in Integrys Energy Group's 2009 Annual Report on Form 10-K, being filed with the United States Securities and Exchange Commission today.

  - A $5.4 million after-tax decrease in operating and maintenance expense, driven by lower employee benefit costs as a result of the continued execution of Integrys Energy Services' strategy change, and a decrease in bad debt expense. Integrys Energy Services has changed its strategic position within Integrys Energy Group from being focused on growth through significant expansion in wholesale and retail markets across the United States and Canada, to a current focus on customer service and operational excellence in selected retail markets in the United States with the expectation that recurring customer-based business will result in dependable cash and earnings contributions with a reduced risk and capital profile. In addition, Integrys Energy Services will continue to invest in energy assets with renewable attributes.

  - A $17.1 million after-tax loss, primarily driven by timing differences caused by the accounting treatment for derivative and non-derivative contracts, related to the sale of Integrys Energy Services' wholesale natural gas marketing business in the fourth quarter of 2009.

  - A $14.5 million after-tax reduction in earnings related to a decrease in tax credits recognized, related to $10.0 million of investment tax credits recognized on solar projects in the fourth quarter of 2008 and a quarter-over-quarter reduction in foreign tax credits recognized.

  - A $4.2 million after-tax decrease in realized wholesale natural gas margins quarter-over-quarter, due primarily to the sale of the wholesale natural gas marketing business that was completed in the fourth quarter of 2009.

  - After-tax restructuring expenses recorded at Integrys Energy Services during the fourth quarter of 2009 were $4.1 million, driven by legal and consulting fees related to the strategy change.

- The net loss attributed to common shareholders related to the holding company and other segment increased $3.7 million, from $6.9 million during the quarter ended December 31, 2008, to $10.6 million during the quarter ended December 31, 2009, driven by a change in the effective income tax rate quarter-over-quarter. The decrease in the effective tax rate had a $2.6 million negative after-tax impact on earnings because income tax expense for the holding company and other segment for interim periods is affected by changes in the forecasted annual effective tax rates as well as factors that impact the allocation of consolidated income tax expense to the segments.

2009 FULL YEAR RESULTS

Integrys Energy Group recognized a net loss attributed to common shareholders on a GAAP basis of $70.9 million ($0.92 net loss per share) for the year ended December 31, 2009, compared with net income attributed to common shareholders on a GAAP basis of $126.4 million ($1.64 diluted earnings per share) for the year ended December 31, 2008.

The net loss attributed to common shareholders for the year ended December 31, 2009 of $70.9 million included $274.0 million of certain after-tax items, consisting of a $248.8 million after-tax non-cash goodwill impairment loss related to the natural gas utility segment, $14.9 million of net after-tax losses, primarily driven by timing differences caused by the accounting treatment for derivative and non-derivative contracts related to the sale of certain Integrys Energy Services' businesses in conjunction with its strategy change, and $27.2 million of after-tax restructuring expense related to both the Integrys Energy Services strategy change and reductions in the workforce implemented at Integrys Energy Group, partially offset by $16.9 million of net after-tax non-cash gains related to derivative and inventory accounting activities at Integrys Energy Services. Net income attributed to common shareholders for the year ended December 31, 2008 of $126.4 million included $90.9 million of net after-tax non-cash losses related to derivative and inventory accounting activities at Integrys Energy Services and a $6.5 million after-tax non-cash goodwill impairment loss related to the regulated natural gas utility segment. Exclusive of these certain after-tax items recognized during the years ended December 31, 2009 and 2008, Integrys Energy Group's earnings would have decreased $20.7 million year-over-year from net income attributed to common shareholders of $223.8 million ($2.91 diluted earnings per share) for the year ended December 31, 2008, to net income attributed to common shareholders of $203.1 million ($2.64 diluted earnings per share) for the year ended December 31, 2009.

EARNINGS FORECAST

As announced last week at our investor and analyst day presentation, the projected guidance range for 2010 diluted earnings per share is anticipated to be between $3.09 and $3.37. In 2011, the projected guidance range for diluted earnings per share is anticipated to be between $3.28 and $3.61. This guidance assumes operational improvements and rate relief for certain utilities, the availability of generation units, and normal weather conditions. This guidance does not include any Integrys Energy Group restructuring costs related to reductions in the workforce that are currently in progress (other than those at Integrys Energy Services). Please see the "Diluted Earnings Per Share Guidance Information" included at the end of this news release and also included with the supplemental data package on the company's Web site for more detailed information on earnings guidance.

Integrys Energy Group expects a long-term diluted earnings per share growth rate of 4% to 6% on an average annualized basis, using 2011 as the base year, through 2015.

Integrys Energy Group's management will discuss earnings guidance for 2010 and also for 2011, during its earnings conference call at 8 a.m. CST on Friday, February 26.

SUPPLEMENTAL DATA PACKAGE

Concurrent with this news release, a supplemental data package has been posted on Integrys Energy Group's corporate Web site that includes this narrative news release, as well as financial statements, non-GAAP financial information, diluted earnings per share guidance information, and supplemental quarterly financial information by reportable segment.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CST on Friday, February 26, 2010. Integrys Energy Group will discuss 2009 fourth quarter and full year financial results, as well as future prospects. To access the call, which is open to the public, call 888-788-9425 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through May 4, 2010, by dialing 888-568-0411 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6:00 a.m. CST on February 26.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risks that could cause results to differ from any forward-looking statement include those described in Item 1A of

Integrys Energy Group's Annual Report on Form 10-K for the year ended December 31, 2009. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental and other regulations, including but not limited to, greenhouse gas emissions, energy efficiency mandates, renewable energy standards, and reliability standards, and changes in tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject;
- Current and future litigation and regulatory investigations, enforcement actions or inquiries, including, but not limited to, manufactured gas plant site cleanup, third party intervention in permitting and licensing projects, compliance with Clean Air Act requirements at generation plants, and prudence and reconciliation of costs recovered in revenues through an automatic gas cost recovery mechanism;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks related to executing the strategy change associated with Integrys Energy Group's nonregulated energy services business, including the restructuring of its retail natural gas and retail electric marketing business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets and the related impact on future funding requirements;
- Changes in technology, particularly with respect to new, developing, or alternative sources of generation;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies, the use of financial and derivative instruments, and the ability to recover costs from customers in rates associated with the use of those strategies and financial instruments;

- The risk of financial loss, including increases in bad debt expense, associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Customer usage, weather, and other natural phenomena;
- The utilization of tax credit and loss carryforwards;
- Contributions to earnings by non-consolidated equity method and other investments, which may vary from projections;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2009 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME (unaudited)	Three Months Ended December 31		Years Ended December 31	
(Millions, except per share data)	2009	2008	2009	2008
Nonregulated revenues	$648.7	$2,181.5	$4,004.0	$9,737.9
Utility revenues	924.9	1,236.8	3,495.8	4,309.9
Total revenues	1,573.6	3,418.3	7,499.8	14,047.8
Nonregulated cost of fuel, natural gas, and purchased power	561.6	2,184.1	3,701.3	9,654.3
Utility cost of fuel, natural gas, and purchased power	517.2	816.5	1,919.8	2,744.1
Operating and maintenance expense	295.6	300.5	1,100.6	1,081.2
Goodwill impairment loss	-	-	291.1	6.5
Restructuring expense	22.0	-	43.5	-
Loss on Integrys Energy Services dispositions related to strategy change	28.2	-	28.9	-
Depreciation and amortization expense	58.9	57.6	230.9	221.4
Taxes other than income taxes	23.8	24.5	96.3	93.6
Operating income	66.3	35.1	87.4	246.7
Miscellaneous income	21.8	22.8	89.0	87.3
Interest expense	(40.4)	(47.2)	(164.8)	(158.1)
Other expense	(18.6)	(24.4)	(75.8)	(70.8)
Income before taxes	47.7	10.7	11.6	175.9
Provision (benefit) for income taxes	23.9	(11.0)	83.2	51.2
Net income (loss) from continuing operations	23.8	21.7	(71.6)	124.7
Discontinued operations, net of tax	0.2	4.6	2.8	4.7
Net income (loss)	24.0	26.3	(68.8)	129.4
Preferred stock dividends of subsidiary	(0.8)	(0.8)	(3.1)	(3.1)
Noncontrolling interest in subsidiaries	0.3	0.1	1.0	0.1
Net income (loss) attributed to common shareholders	$23.5	$25.6	($70.9)	$126.4
Average shares of common stock				
Basic	76.8	76.7	76.8	76.7
Diluted	77.0	77.0	76.8	77.0
Earnings (loss) per common share (basic)				
Net income (loss) from continuing operations	$0.31	$0.27	($0.96)	$1.59
Discontinued operations, net of tax	-	0.06	0.04	$0.06
Earnings (loss) per common share (basic)	$0.31	$0.33	($0.92)	$1.65
Earnings (loss) per common share (diluted)				
Net income (loss) from continuing operations	$0.31	$0.27	($0.96)	$1.58
Discontinued operations, net of tax	-	0.06	0.04	$0.06
Earnings (loss) per common share (diluted)	$0.31	$0.33	($0.92)	$1.64
Dividends per common share declared	$0.68	$0.67	$2.72	$2.68

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED BALANCE SHEETS	December 31	
(Millions)	2009	2008
Assets		
Cash and cash equivalents	$44.5	$254.1
Collateral on deposit	184.9	262.7
Accounts receivable and accrued unbilled revenues, net of reserves of $57.5 and $62.5, respectively	958.0	1,892.6
Inventories	304.3	732.8
Assets from risk management activities	1,522.1	2,223.7
Regulatory assets	121.1	244.0
Deferred income taxes	92.9	-
Assets held for sale	26.5	26.3
Other current assets	257.9	280.8
Current assets	3,512.2	5,917.0
Property, plant, and equipment, net of accumulated depreciation of $2,847.2 and $2,701.0, respectively	4,945.1	4,748.5
Regulatory assets	1,434.9	1,444.8
Assets from risk management activities	795.4	758.7
Goodwill	642.5	933.9
Other long-term assets	517.8	469.6
Total assets	$11,847.9	$14,272.5
Liabilities and Equity		
Short-term debt	$222.1	$1,209.0
Current portion of long-term debt	116.5	150.9
Accounts payable	639.4	1,534.3
Liabilities from risk management activities	1,607.1	2,189.7
Regulatory liabilities	100.4	58.8
Liabilities held for sale	0.3	7.5
Deferred income taxes	-	71.6
Other current liabilities	461.8	494.7
Current liabilities	3,147.6	5,716.5
Long-term debt	2,394.7	2,285.7
Deferred income taxes	658.2	435.7
Deferred investment tax credits	36.2	36.9
Regulatory liabilities	277.6	275.5
Environmental remediation liabilities	658.8	640.6
Pension and other postretirement benefit obligations	640.7	636.5
Liabilities from risk management activities	783.1	762.7
Asset retirement obligations	194.8	178.9
Other long-term liabilities	147.4	152.8
Long-term liabilities	5,791.5	5,405.3
Commitments and contingencies		
Common stock - $1 par value; 200,000,000 shares authorized; 76,418,843 shares issued;		
75,980,143 shares outstanding	76.4	76.4
Additional paid-in capital	2,497.8	2,487.9
Retained earnings	345.6	624.6
Accumulated other comprehensive loss	(44.0)	(72.8)
Treasury stock and shares in deferred compensation trust	(17.2)	(16.5)
Total common shareholders' equity	2,858.6	3,099.6
Preferred stock of subsidiary - $100 par value; 1,000,000 shares authorized;		
511,882 shares issued; 510,495 shares outstanding	51.1	51.1
Noncontrolling interest in subsidiaries	(0.9)	-
Total liabilities and equity	$11,847.9	$14,272.5

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS	Years Ended December 31	
(Millions)	2009	2008
Operating Activities		
Net income (loss)	($68.8)	$129.4
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities		
Discontinued operations, net of tax	(2.8)	(4.7)
Goodwill impairment loss	291.1	6.5
Depreciation and amortization expense	230.9	221.4
Recoveries and refunds of regulatory assets and liabilities	40.8	50.7
Net unrealized (gains) losses on nonregulated energy contracts	104.2	(15.8)
Nonregulated lower of cost or market inventory adjustments	44.2	167.3
Bad debt expense	54.6	76.8
Pension and other postretirement expense	72.4	50.7
Pension and other postretirement contributions	(53.3)	(40.8)
Deferred income taxes and investment tax credit	57.8	62.4
(Gain) loss on sale of assets	25.5	(1.2)
Equity income, net of dividends	(16.1)	(15.1)
Other	38.5	9.9
Changes in working capital		
Collateral on deposit	45.5	(239.2)
Accounts receivable and accrued unbilled revenues	864.8	(207.7)
Inventories	444.1	(312.0)
Other current assets	39.6	(124.6)
Accounts payable	(604.7)	(53.2)
Other current liabilities	(2.0)	(10.8)
Net cash provided by (used for) operating activities	1,606.3	(250.0)
Investing Activities		
Capital expenditures	(444.2)	(532.8)
Proceeds from the sale or disposal of assets	44.6	31.1
Purchase of equity investments	(34.1)	(37.8)
Cash paid for transmission interconnection	-	(17.4)
Proceeds received from transmission interconnection	-	99.7
Other	(7.0)	5.0
Net cash used for investing activities	(440.7)	(452.2)
Financing Activities		
Short-term debt, net	(815.7)	569.7
Issuance of notes payable	-	155.7
Redemption of notes payable	(157.9)	-
Proceeds from sale of borrowed natural gas	162.0	530.4
Purchase of natural gas to repay natural gas loans	(445.2)	(257.2)
Issuance of long-term debt	230.0	181.5
Repayment of long-term debt	(157.8)	(58.1)
Payment of dividends		
Preferred stock	(3.1)	(3.1)
Common stock	(206.9)	(203.9)
Proceeds from derivative contracts related to divestitures classified as financing activities	33.9	-
Other	(17.7)	(3.7)
Net cash (used for) provided by financing activities	(1,378.4)	911.3
Change in cash and cash equivalents - continuing operations	(212.8)	209.1
Change in cash and cash equivalents - discontinued operations		
Net cash provided by investing activities	3.2	3.8
Change in cash and cash equivalents	(209.6)	212.9
Cash and cash equivalents at beginning of year	254.1	41.2
Cash and cash equivalents at end of year	$44.5	$254.1

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) – adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year-to-Date Results for Periods Ended December 31, 2009 and 2008

	Three Months Ended December 31		Year Ended December 31	
	2009	2008	2009	2008
Diluted EPS from continuing operations	$0.31	$0.27	$(0.96)	$1.58
Diluted EPS from discontinued operations	-	0.06	0.04	0.06
Total Diluted EPS	$0.31	$0.33	$(0.92)	$1.64
Average Shares of Common Stock – Diluted	77.0	77.0	76.8	77.0

Information on Special Items:

Diluted earnings per share are adjusted for special items and their financial impact on diluted earnings per share for the quarter and year ended December 31, 2009 and 2008. Due to Integrys Energy Group's change in strategy related to Integrys Energy Services, the results of the business operations of Integrys Energy Services are shown as a special adjusting item.

Diluted EPS from continuing operations	$0.31	$0.27	$(0.96)	$1.58
Special Items (net of taxes):				
Goodwill impairment – natural gas utility segment	-	-	3.24	0.08
Expenses related to reduction in workforce, excluding Integrys Energy Services	0.13	-	0.13	-
Integrys Energy Services' net loss from continuing operations	0.05	0.41	-	0.85
Diluted EPS – Adjusted	$0.49	$0.68	$ 2.41	$2.51

Integrys Energy Group, Inc.

Diluted Earnings Per Share Guidance Information

2010 and 2011 Diluted EPS Guidance	Potential 2010		Potential 2011	
	Low Scenario	High Scenario	Low Scenario	High Scenario
Regulated electric utility segment	$1.09	$1.20	$1.18	$1.29
Regulated natural gas utility segment	1.28	1.33	1.14	1.29
Electric transmission investment segment	0.60	0.62	0.62	0.64
Integrys Energy Services				
Core	0.19	0.25	0.50	0.55
Other *	0.20	0.20	0.04	0.04
Holding company and other segment	(0.27)	(0.23)	(0.20)	(0.20)
Total Diluted EPS Guidance	**$3.09**	**$3.37**	**$3.28**	**$3.61**
Average Shares of Common Stock – Diluted	**77.5**	**77.5**	**78.7**	**78.7**

Key Assumptions for 2010 and 2011:
- Operational improvements and rate relief for certain utilities
- Availability of generation units
- Normal weather conditions
- Does not include any Integrys Energy Group restructuring costs related to reductions in the workforce that are currently in progress (other than those at Integrys Energy Services)

* In 2010 this includes gains and losses and certain other impacts related to divestiture transactions, restructuring costs related to Integrys Energy Services' strategy change, net non-cash gains or losses related to derivative accounting, and the non-cash impact on margin resulting from inventory adjustments made in prior periods. In 2011 this includes net non-cash gains and losses related to derivative accounting, the non-cash impact on margin resulting from inventory adjustments made in prior periods, and certain impacts related to divestiture transactions.